

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 15, 2008

Stella Handler
Chief Executive Officer
012 Smile.Communications Ltd.
25 Hasivim Street,
Petach-Tikva
49170 Israel

> **Re:**   **012 Smile.Communications Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
>
> **File No. 1-33773**

Dear Ms. Handler:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. Please address the other comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 49

1. Please expand to quantify the changes in your results of operations attributable to the 012 Golden Lines acquisition.

2. Please expand to discuss the reasons for the year-to-year changes in each segment's measure of profit/loss (gross profit). Also, discuss whether you expect the trends to continue or change and the reasons why.

Disclosure of Controls and Procedures, page 90

3. Please amend your filing to provide the statement required by Item 308T(a)(4) of Regulation S-K.

<u>Exhibits 12.1 and 12.2</u>

4. Please refer to #4(b) of each of your Exhibits where you state "not applicable." Please amend your filing to provide the statement required by #4(b) under Item 601(b)(31) of Regulation S-K.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director